

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 9, 2008

Mr. Michael Huddy
President, CEO and Director
International Barrier Technology Inc.
750 West Pender Street, #604
Vancouver, British Columbia, Canada V6C 2T7

RE: **Form 8-K Item 4.01 filed March 20, 2008**
        File #0-20412

Dear Mr. Huddy:

        We have completed our review of your Form 8-K and related filings and have no
further comments at this time.

        If you have any further questions regarding our review of your filings, please
direct them to the undersigned at (202) 551-3866.

                            Sincerely,

                            Jeffrey Gordon
                            Staff Accountant